Midstates Petroleum Company, Inc.

4400 Post Oak Parkway, Suite 1900

Houston, Texas 77027

April 17, 2012

By Facsimile and EDGAR

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Midstates Petroleum Company, Inc.

Registration Statement on Form S-1 (as amended)

File No. 333-177966

Dear Mr. Schwall:

On behalf of Midstates Petroleum Company, Inc. (the “Company”), and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-1 be accelerated to 2:00 p.m. (Washington, D.C. time) on April 19, 2012, or as soon thereafter as practicable. As requested by the Staff of the Securities and Exchange Commission in its letter dated March 2, 2012, the Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

This request has also been transmitted via EDGAR.

Very truly yours,

Midstates Petroleum Company, Inc.

By:	/s/ Thomas S. Mitchell
Name:	Thomas S. Mitchell
Title:	Executive Vice President, Chief Financial Officer and Director